Exhibit 99.3

RECENT UPDATE

Matrix Loan Agreement

As previously disclosed, Bitdeer Technologies Group (the “Company”) entered into a loan agreement with Matrix Finance and Technology Holding Company in April 2025 for a financing facility of up to US$200,000,000 (the “facility”). Loans drawn under the facility bear a variable interest rate of 9.0% plus a market-based reference rate. Each drawdown is repayable in fixed monthly installments over a 24-month term and is secured by a security interest in SEALMINER machines, maintained based on a loan-to-value ratio. As of June 17, 2025, the Company has drawn down US$156.3 million under the facility.